EGA Emerging Global Shares Trust
171 East Ridgewood Ave.
Ridgewood, NJ 07450

ALPS Distributors, Inc.
1290 Broadway
Suite 1100
Denver, CO 80203

April 30, 2012

VIA EDGAR

Filing Desk
U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549

Re:	EGA Emerging Global Shares Trust SEC File Nos. 333-155709 and 811-22255 Request for Acceleration

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the 1933 Act, the undersigned officers of EGA Emerging Global Shares Trust (the “Registrant”) and its principal underwriter, ALPS Distributors, Inc., respectfully request that the effectiveness of Post-Effective Amendment Nos. 21/23 to the Registrant’s Registration Statement on Form N-1A filed on April 27, 2012 (the “Amendment”) be accelerated to the soonest practicable date.  The Registrant previously filed an amendment under Rule 485(a)(2) on January 19, 2012 to add the EGShares Beyond BRICs ETF and EGShares Emerging Markets Domestic Demand ETF (the “Funds”) as new series of shares of the Registrant.  The Registrant filed an amendment under Rule 485(a)(1) on March 30, 2012 for the purposes of: (i) responding to comments conveyed by the staff of the U.S. Securities and Exchange Commission (“SEC”) on the amendment; (ii) updating certain information contained in the prospectus and the statement of additional information relating to the Funds; and (iii) adding new exhibits to the Registration Statement.  The Registrant then filed the Amendment for the purposes of: (i) making ALPS Advisors, Inc. the investment adviser of the Funds and Emerging Global Advisors, LLC the sub-adviser of the Funds; (ii) updating certain information contained in the prospectus and the statement of additional information relating to the Funds, and (iii) adding new exhibits to the Registration Statement.  The prospectus and statement of additional information contained in the Amendment relate only to the Funds.  The prospectuses and statements of additional information relating to the other series of the Registrant are not amended or superseded thereby.

It is our understanding that Ms. Mary A. Cole has discussed the possible acceleration of the Registration Statement with Michael D. Mabry of Stradley Ronon Stevens & Young, LLP.

In connection with this request for acceleration, the Registrant acknowledges that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registrant’s filing;  (ii) should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to the request for acceleration of the effective date of the Registration Statement.  Please contact Michael D. Mabry at (215) 564-8011 if you have any questions or need further information.

Sincerely,

/s/ Robert C. Holderith
                Robert C. Holderith
President
EGA Emerging Global Shares Trust

/s/ Tané T. Tyler
                Tané T. Tyler
Senior Vice President, Secretary, General Counsel
ALPS Distributors, Inc.

cc:	Mary A. Cole
Michael D. Mabry